

DIVISION OF
CORPORATION FINANCE

July 8, 2010

Mr. Philip Lo
Chief Financial Officer
Wuhan General Group (China), Inc.
Canglong Science Park of Wuhan East Lake Hi-Tech Zone
Wuhan, Hubei, People's Republic of China 430200

> **RE:** **Wuhan General Group (China), Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2010**
> **File No. 1-34125**

Dear Mr. Lo:

We have reviewed your response letter dated June 11, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended December 31, 2009</u>

<u>General</u>

1. Where a comment below requests additional disclosures or other revisions to be made, these revisions should be included in your future filings, including your interim filings, if applicable.

<u>Changes in Internal Controls over Financial Reporting, page 49</u>

2. We have read your response to comment seven from our letter dated April 22, 2010. Your use of the term "other than the remediation measures described above" seems to imply that there were no changes even though there were actual

changes. Please revise to state clearly whether or not there were changes in your internal control over financial reporting that have materially affected or are reasonably likely to materially affect your internal control over financial reporting.

Financial Statements

Statements of Cash Flows, page F-8

3. We have read your response to comment eight from our letter dated April 22, 2010. It is still not clear how you have determined that your non-cash purchase of Sukong assets in the amount of $20.1 million represent an adjustment to reconcile net income to net cash used in operating activities. You indicate that the net change in the balance of the current asset and current liability is reflected on the reconciliation of net income. Given that you disclosed that the changes in the accounts were not attributable to operating activities, please tell us how this non-cash purchase was included as an adjustment within operating cash flows. Please provide us with a comprehensive response that shows how you determined that your accounting for this non-cash transaction is appropriate. Refer to FASB ASC 230-10-45-17 and 28.

10. Construction in Progress, page F-22

4. We have read your response to comment nine from our letter dated April 22, 2010. You indicated that the correction of an error was not material and therefore did not require it to be treated as a restatement to the financial statements or require the filing of a Form 8-K under Item 4.02. Please provide us with your materiality analysis pursuant to SAB Topics 1:M and 1:N which supports your conclusion that the correction of an error was not material to the financial statements.

15. Capitalization

Penalty Shares, page F-30

5. We have read your response to comment 11 from our letter dated April 22, 2010. Please disclose and tell us how many shares were issued on each date in 2008.

18. Earnings Per Share, page F-33

6. We have read your response to comment 12 from our letter dated April 22, 2010. The beneficial conversion feature associated with your convertible preferred shares appears to be analogous to a dividend to the preferred shareholders. As

with normal dividends on convertible preferred stock, it would appear that beneficial conversion feature charges should be reversed for purposes of computing diluted earnings per share. Please tell us how you determined that it is appropriate to <u>not</u> add back preferred dividends to the numerator for the purpose of calculating diluted earnings per share. Refer to ASC 260-10-45-16 and ASC 260-10-S99.

Form 10-Q for the Fiscal Period Ended March 31, 2010

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations</u>

<u>Liquidity and Capital Resources</u>

<u>Covenants under the Loan Agreement with Standard Chartered, page 43</u>

7. We have read your response to comments two and three from our letter dated April 22, 2010. You indicate that you were in compliance with all loan covenants as of March 31, 2010, except that you did not comply with the days accounts receivable ratio covenant and the interest coverage ratio covenant in your loan agreement with Standard Chartered. You also disclose that you requested a waiver from Standard Chartered for this noncompliance. FASB ASC 470-10-45-1 states that the borrower should classify the obligation as noncurrent unless (a) a covenant violation has occurred at the balance sheet date or would have occurred absent a loan modification and (b) it is probable that the borrower will not be able to cure the default at measurement dates that are within the next twelve months. We note that you were not in compliance with your days accounts receivable ratio as of December 31, 2009 and March 31, 2010. As such, it is not clear how you concluded on December 31, 2009 that it was probable that you would be able to cure the default at measurement dates within the subsequent twelve months. Please separately address the appropriateness of your long-term classification pursuant to FASB ASC 470-10-45-1 as of December 31, 2009 and each subsequent interim balance sheet date. Please also refer to Example 1 provided in ASC 470-10-55-2 through 6.

<u>Internal Control Over Financial Reporting, page 54</u>

8. We note that you have included management's annual report on internal control over financial reporting in your Form 10-Q for the period ended March 31, 2010. Please note that disclosure pursuant to Item 308(a) of Regulation S-K is not required in quarterly reports. Please revise your subsequent quarterly reports accordingly.

You may contact Ernest Greene, Staff Accountant, at (202) 551-3733 or Nudrat Salik, Staff Accountant, at (202) 551-3692 if you have questions regarding these comments.

Sincerely,

Rufus Decker
Accounting Branch Chief